Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Stewart Information Services Corporation:

We consent to the use of our reports dated February 28, 2014, with respect to the consolidated balance sheets of Stewart Information Services Corporation and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of earnings and comprehensive earnings, and cash flows for each of the years in the three-year period ended December 31, 2013, and all related financial statement schedules, and the effectiveness of internal control over financial reporting as of December 31, 2013, incorporated herein by reference.

/s/ KPMG LLP

Houston, Texas

May 30, 2014